Exhibit 3.2(b)

VWR FUNDING, INC.

AMENDMENT TO BY-LAWS

Pursuant to a Unanimous Written Consent of the Board of Directors of VWR Funding, Inc. (the “Corporation”), dated September 14, 2007, the By-laws of the Corporation were amended as follows, effective as of such date:

RESOLVED, that Article III, Section 2 of the Corporation’s By-laws be, and hereby is, amended and restated in its entirety to read as follows:

“Number, Election and Term of Office.  The number of directors which shall constitute the board shall be ten (10), except as otherwise established from time to time by resolution of the board.  The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors.  The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 4 of this Article III.  Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.”

Certified by:

/s/ Thomas D. Salus
Thomas D. Salus, Assistant Secretary

Date: 9/14/07